April 27, 2009

VIA EDGAR

Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Regency Centers, L.P. Form 10-K for the year ended December 31, 2008 Filed March 17, 2009 Your File No.: 000-24763

Dear Mr. Gordon:

        The following information is furnished in response to the comments in your letter to Martin E. Stein, our Chief Executive Officer, dated April 9, 2009. Both the comments and Company’s responses thereto are provided below for your convenience.

Form 10-K for the year ended December 31, 2008

Liquidity and Capital Resources, page 37:

Comment: We note from your disclosure that you are estimating that the partner capital requirements for maturing debt in your joint ventures will be in the range of 20-30%, and you state that you believe your partners have sufficient capital to meet these requirements, although you can provide no assurance. Please clarify in your response to us, and disclose in future filings, what would happen if your partners could not meet their requirements, and the impact it could have on your liquidity and credit. Please clarify whether your liability for the debts of the joint ventures is joint, several or joint and several.

Response: We will include disclosure in substantially the following form in our future filings:

Liquidity of Co-Investment Partnerships

We communicate with our co-investment partners regularly regarding the operating and capital budgets of our co-investment partnerships, and believe that we will successfully facilitate the refinancing of maturing debt in the current challenging capital markets, and when necessary, execute partnership owned asset sales to generate capital for debt repayments or facilitate the full or partial sale of a partner’s interest to a more financially sound investor partner. However, in the event that a partner in a co-investment partnership with us were unable to fund their share of the capital requirements of the partnership, we would have the right, but not the obligation, to loan the defaulting partner the amount of its capital call

ONE INDEPENDENT DRIVE, SUITE 114 . JACKSONVILLE, FL 32202 . 904.598.7000 . 800.950.6333 . FAX: 904.634.3428 . REGENCYCENTERS.COM

Mr. Daniel L. Gordon
April 27, 2009

at an interest rate at the lesser of prime plus a pre-defined spread or the maximum rate allowed by law. A decision to loan to a defaulting partner, which would be secured by the defaulting partner’s partnership interest, would be subject to our evaluation of our own capital commitments and sources to fund those commitments. Alternatively, should we determine that our partners will not have sufficient capital to meet future requirements, we would have the right to trigger liquidation of the partnership. For the co-investment partnerships that have distribution-in-kind provisions, and own multiple properties, a liquidation of the partnership could be completed by either a distribution in kind of the properties to each partner in proportion to their partnership interest, open market sale, or a combination of both methods. Our co-investment partnership properties have been financed with $2.69 billion of non-recourse loans that represent 96.34% of the total debt of the unconsolidated co-investment partnerships at December 31, 2008 and lines of credit of $102.2 million. We and our partners have no guarantees related to these loans. In those partnerships which have distribution-in-kind provisions, if we trigger liquidation by distribution in kind, each partner would receive title to properties selected in a rotation process for distribution and would assume any related loans tied to the properties distributed. The loan agreements generally provide for assumption by either partner after obtaining any required lender consent. We would only be responsible for those loans we assume through the distribution in kind, and only to the extent of the value of the property we receive through the distribution in kind since after assumption through the distribution in kind the loans would remain non-recourse. We also have a 50% investment interest in two single asset joint ventures with loans totaling $35.1 million which contain guarantees from each partner for their respective 50% interest that are several guaranties. These loans were originated for the purpose of real estate development.

Consolidated Balance Sheets, page 62:

Comment: Please tell us how you have determined that the limited common Partnership Units and the Series D Preferred Units should be presented within Partners’ Capital on your Consolidated Balance Sheets. Additionally, tell us how you have valued these units. Refer to EITF D-98. In future filings, please revise your accounting policy footnote related to these units to discuss the accounting for the units rather than, or in addition to, Regency Centers Corporations’ accounting for the units.

Response: We have determined that the limited common Partnership Units and the Series D Preferred Units should be presented as elements of permanent equity within Partners’ Capital on our Consolidated Balance Sheets because the holders of such units cannot require redemption in cash or other assets such that presentation outside of permanent equity would be appropriate. We have concluded after evaluating the conditions enumerated in paragraphs 12-32 of EITF 00-19, that we have the right to satisfy the redemption requirements of the units by delivering unregistered preferred or common shares and therefore the guidance in EITF Topic D-98 does not apply to such units.

Mr. Daniel L. Gordon
April 27, 2009

The Series D preferred units are carried at their redemption amounts, net of the original costs of issuance. The limited common Partnership Units are carried at fair market value at the date of issuance. The redemption value of the limited common Partnership Units is disclosed in note 11 and is based on the closing market price of Regency’s common stock.

In future filings, we will revise our accounting policy footnote related to these units to expand and more specifically discuss the accounting for the units at the Partnership level.

Note 5, Investments in Real Estate Partnerships

Comment: Please tell us whether or not you considered inclusion of the financial statements of Columbia Regency Retail Partners under Rule 3-09 of Regulation S-X. If you determine that financial statements of Columbia Regency Retail Partners are not required under Rule 3-09, please tell us whether the $19.7 million payment due from Columbia as of December 31, 2008 has been collected during the first quarter of 2009, or how you have evaluated this amount for collectability.

Response: We evaluate each of our investments in real estate partnerships for significance under Rule 3-09 of Regulation S-X annually. We have historically provided financial statements of our investments which have met the tests for inclusion under Rule 3-09 of Regulation S-X. In accordance with Rule 3-09, we did not include the financial statements of Columbia Regency Retail Partners (Columbia) in our 2008 Form 10-K because it did not exceed 20% under the investment test or the pre-tax income test. The asset test was not triggered since Columbia is an equity method investment of 50% or less. For purposes of the pre-tax income test, we included the $19.7 million portfolio incentive return fee in addition to our share of net income of the partnership. The full amount of the $19.7 million incentive return fee was collected in April 2009 and will be disclosed in our 2009 first quarter Form 10-Q as having been collected.

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
April 27, 2009

        If you should have any additional questions, please contact either Bruce Johnson, the Company’s Executive Vice President and CFO, at 904-598-7604 or me at 904-598-7608.

Sincerely,
/s/ J. Christian Leavitt
J. Christian Leavitt
Senior Vice President (Chief Accounting Officer)
Regency Centers Corporation

CC:	Martin E. Stein, CEO Bruce M. Johnson, EVP and CFO Rick Cloyd, KPMG LLP Linda Kelso, Foley & Lardner LLP Michael Kirwan, Foley & Lardner LLP